June 22, 2006

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The ServiceMaster Company
Form 10-K for the year ended December 31, 2005, Filed February 28, 2006
File No. 1-14762

Dear Ms. van Doorn:

We are writing in response to your letter dated June 8, 2006 relating to the above-referenced document. We have listed the comment in the June 8th letter as well as ServiceMaster’s (the “Company’s”) response to that comment below.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue, page 28

1.

We have read and considered your response to comment 3. Please tell us how you plan to revise the description of your revenue recognition policies in future filings to clarify how you are applying the proportional performance method to your service revenues.

Response:

Prospectively, beginning with our 2006 second quarter Form 10-Q, ServiceMaster will supplement the description of our revenue recognition policies to clarify the application of the proportional performance method to our service revenues with the following disclosures (added disclosure has been highlighted in italics):

“...Termite eradication services using baiting stations, as well as home warranty services, frequently are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Those costs bear a direct relationship to the fulfillment of the Company’s obligations under the contracts and are representative of the relative value provided to the customer (proportional performance method). Home warranty contract revenue is recognized based on the expected emergence of total claim costs. The Company regularly reviews its estimates of direct costs for its termite bait and home warranty contracts and adjusts the estimates when appropriate.” (Please note, after this sentence, the Company’s revenue recognition policy continues as previously disclosed)

Ms. Linda van Doorn
United States Securities and Exchange Commission
June 22, 2006

Please call me at (901) 766-1268 with your comments or questions.

Very truly yours,

/s/ Ernest J. Mrozek

Ernest J. Mrozek

President and Chief Financial Officer

cc:	Kristi Beshears, United States Securities and Exchange Commission